UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 2003

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

54 Lombard Street
London EC3P 3AH
England
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

SIGNATURES
Notification of directors’ interests: Companies Act 1985 s.329
Notification of directors’ interests: Companies Act 1985 s.329
SHARE REPURCHASE
SHARE REPURCHASE
SHARE REPURCHASE
Notification of directors’ interests: Companies Act 1985 s.329
SHARE REPURCHASE
SHARE REPURCHASE
SHARE REPURCHASE
Notification of directors’ interests: Companies Act 1985 s.329
SHARE REPURCHASE
Directorate Change
Notification of directors’ interests: Companies Act 1985 s.329
SHARE REPURCHASE
SHARE REPURCHASE
SHARE REPURCHASE
SHARE REPURCHASE
SHARE REPURCHASE

Signatures

Notification of directors’ interests: Companies Act 1985 s.329 — 1 December 2003
Notification of directors’ interests: Companies Act 1985 s.329 — 4 December 2003
Share repurchase — 4 December 2003
Share repurchase — 5 December 2003
Share repurchase — 8 December 2003
Notification of directors’ interests: Companies Act 1985 s.329 — 8 December 2003
Share repurchase — 10 December 2003
Share repurchase — 11 December 2003
Share repurchase — 15 December 2003
Notification of directors’ interests: Companies Act 1985 s.329 — 15 December 2003
Share repurchase — 19 December 2003
Directorate change — 19 December 2003
Notification of directors’ interests: Companies Act 1985 s.329 — 22 December 2003
Share repurchase — 22 December 2003
Share repurchase — 23 December 2003
Share repurchase — 29 December 2003
Share repurchase — 30 December 2003
Share repurchase — 31 December 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC (Registrant)

Date: January 8, 2004	By:	/s/ Simon Pordage Simon Pordage Head of Board Support

BARCLAYS BANK PLC (Registrant)

Date: January 8, 2004	By:	/s/ Simon Pordage Simon Pordage Head of Board Support

1 December 2003

Notification of directors’ interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust, (the “ESAS trust”) notified the Company on 1 December 2003 that it had on 28 November 2003 exercised its discretion and released 8,911 ordinary shares in Barclays PLC to a participant in the Executive Share Award Scheme (“ESAS”). None of these shares were released to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 84,015,495 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

4 December 2003

Notification of directors’ interests: Companies Act 1985 s.329

The Company was notified on 3 December 2003 by the Plan Manager of the Barclays Single Company PEP that on 3 December 2003 Mr C J Lendrum, a director of Barclays PLC, received 17 ordinary shares in the Company at a price of 509p per share as a result of the dividend on the shares held in the PEP for Mr Lendrum being reinvested.

Following this transaction, Mr Lendrum holds a beneficial interest in 224,430 ordinary shares in the capital of Barclays PLC.

In addition to the interest shown above, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 84,021,811 ordinary shares in Barclays PLC. Mr Lendrum, together with other directors and senior executives, is amongst the potential beneficiaries under these trusts and is therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Barclays PLC

SHARE REPURCHASE

Barclays Plc announces that on 4 December 2003 it purchased for cancellation 980,000 of its ordinary shares at a price of 501.326p per ordinary share.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 5 December 2003 it purchased for cancellation 1,200,000 of its ordinary shares at a price of 499.45p per ordinary share.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 8 December 2003 it purchased for cancellation 1,000,000 of its ordinary shares at a price of 494.71p per ordinary share.

8 December 2003

Notification of directors’ interests: Companies Act 1985 s.329

1.	The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust, (the “ESAS trust”) notified the Company on 8 December 2003 that it had on 2 December purchased a total of 8,141 ordinary shares in Barclays PLC at a price of 460.35p per share. None of the shares purchased was in respect of an award made to a director of Barclays PLC.

2.	The trustee of the Barclays Group Share Incentive Plan (“the SIP”) informed the Company on 8 December 2003 that on 8 December 2003 it had purchased, and now held as bare trustee under the SIP, the following ordinary shares in the capital of Barclays PLC for the following directors at a price of 495p per share:

Director	Number of Shares

Mr C J Lendrum	26
Mr J S Varley	26

The revised total shareholding for each director following these transactions, is as follows:

Director	Beneficial Holding	Non Beneficial Holding

Mr C J Lendrum	224,456	—
Mr J S Varley	303,735	—

In addition to the interests shown above, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 84,029,952 ordinary shares in Barclays PLC. Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, together with other directors and senior executives, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 10 December 2003 it purchased for cancellation 1,000,000 of its ordinary shares at a price of 488.19p per ordinary share.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 11 December 2003 it purchased for cancellation 820,000 of its ordinary shares at a price of 478.65p per ordinary share.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 15 December 2003 it purchased for cancellation 830,000 of its ordinary shares at a price of 480.85p per ordinary share.

15 December 2003

Notification of directors’ interests: Companies Act 1985 s.329

1.	The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust, (the “ESAS trust”) notified the Company on
15 December 2003 that it had on 9 December 2003 exercised its discretion and released a total of 37,173 ordinary shares in Barclays PLC to a participant in the Executive Share Award Scheme. The participant to whom shares were released is not a director of Barclays PLC.

2.	The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the “ESAS Supplementary trust”) notified the Company on 15 December 2003 that it had on 9 December 2003 released a total of 2,735 ordinary shares in Barclays PLC at a price of 495.75p per share. None of the shares released were in respect of an award made to a director of Barclays PLC.

Following this transaction, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 83,990,044 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum and Mr J S Varley, Directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 19 December 2003 it purchased for cancellation 200,000 of its ordinary shares at a price of 492.13p per ordinary share.

19th December 2003

BARCLAYS APPOINTS VICE-CHAIRMAN

Barclays PLC today announces that it has appointed Chris Lendrum, currently Group Executive Director, as Vice-Chairman, with effect from
1 January 2004.

Mr Lendrum remains an Executive Director and his duties will include being Chairman of the Group’s Brand and Reputation Committee and Chairman of Barclays Africa.

22 December 2003

Notification of directors’ interests: Companies Act 1985 s.329

1.	The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust, (the “ESAS trust”) notified the Company on
22 December 2003 that it had on 18 December 2003 exercised its discretion and released 1,680,054 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme (“ESAS”). None of these shares were released to a director of Barclays PLC.

2.	The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust, (the “ESAS trust”) notified the Company on
22 December 2003 that it had on 17 December 2003 purchased a total of 473,921 ordinary shares in Barclays PLC at a price of 587.49p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

3.	The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the “ESAS Supplementary trust”) notified the Company on 22 December 2003 that it had on 17 December 2003 purchased a total of 27,515 ordinary shares in Barclays PLC at a price of 487.49p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

4.	The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the “ESAS Supplementary trust”) notified the Company on 22 December 2003 that it had on 18 December 2003 released a total of 13,483 ordinary shares in Barclays PLC at a price of 495.75p per share. None of the shares released were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 82,797,943 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 22 December 2003 it purchased for cancellation 1,107,654 of its ordinary shares at a price of 490.66p per ordinary share.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 23 December 2003 it purchased for cancellation 300,000 of its ordinary shares at a price of 485.99p per ordinary share.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 29 December 2003 it purchased for cancellation 717,573 of its ordinary shares at a price of 491.52p per ordinary share.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 30 December 2003 it purchased for cancellation 800,000 of its ordinary shares at a price of 494.10p per ordinary share.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 31 December 2003 it purchased for cancellation 400,000 of its ordinary shares at a price of 498.11p per ordinary share.